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AMES DEPARTMENT STORES, INC.
2418 MAIN STREET
ROCKY HILL, CT 06067-2598
860-257-2000


                                                                 August 21, 1998

Mr. Gregory K. Raven
President and Chief Executive Officer
Hills Stores Company
15 Dan Road
Canton, Massachusetts 02021

Dear Mr. Raven:

         In connection with our consideration of a possible acquisition of Hills Stores Company and Hills Department Store Company (collectively, the "Company"), recognizing that the Company has not made a decision whether or not it would be interested in such a transaction, the Company has agreed to provide Ames Department Stores, Inc. ("Ames") with certain non-public material, confidential and proprietary information concerning the Company (the "Evaluation Material"). Evaluation Material shall also be deemed to include all notes, analyses, compilations, studies, interpretations, charts or other documents prepared by Ames or its officers, directors, affiliates, associates, financing sources, investment bankers or advisors (collectively "Representatives") which contain, reflect or are based upon, in whole or in part, the information furnished by the Company to Ames or its Representatives pursuant hereto which is not available to the general public. Evaluation Material includes not only written information, but information transferred orally, visually, electronically or by any other means. Evaluation Material does not include information which (a) is or becomes publicly known or enters the public domain other than as the result of disclosure by Ames or its Representatives, (b) (i) was available to Ames prior to its disclosure to Ames by the Company, provided that the source of such information was not reasonably known by Ames to be bound by a confidentiality agreement with or other legal obligation of confidentiality to the Company, or
(ii) becomes available to Ames from a source other than the Company, provided that such source is not reasonably known by Ames to be bound by a confidentiality agreement with or other legal obligation to the Company or (c) has been or is subsequently independently conceived or discovered by Ames or any of its employees. Ames acknowledges and agrees that neither the Company nor any of its representatives hereby make any express or implied representation or warranty as to the accuracy or completeness of the Evaluation Material, and, except to the extent that may be provided for in a subsequent agreement between Ames and the Company, neither the Company nor any of its representatives shall have any liability resulting from the use of or reliance by Ames or any Evaluation Material furnished to it pursuant to this letter agrement or any errors therein or omissions therefrom.

         We hereby agree that the Evaluation Material will be used solely for the purpose of evaluating a possible acquisition of the Company by Ames and that such Evaluation Material will

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August 21, 1998
Page 2


be kept confidential by us; provided, however, that (i) any of such information may be disclosed to such Ames Representatives who need to know such information for the purpose of evaluating an acquisition by Ames of the Company or the financing of such an acquisition (it being understood that such Representatives will be informed of the confidential nature of such Evaluation Material and will be directed to keep such Evaluation Material confidential and that Ames shall be in breach of this Agreement in the event that such Representative of Ames fails to keep such Evaluation Material confidential); and (ii) any disclosure of such Evaluation Material may be made to which the Company consents. The foregoing notwithstanding, competitively sensitive Evaluation Material such as information concerning marketing plans, product prices or pricing plans, cost data, customers or similar information shall be disclosed by Ames only to those senior executives and Representatives who are involved in evaluating or negotiating a potential acquisition by Ames of the Company or evaluating or approving the value of such a transaction.

         Except to the extent that counsel to Ames may advise that it is required by applicable law, Ames agrees that without the prior written consent of the Company, neither it nor any of its Representatives will disclose to any other person the fact that discussions or negotiations are taking place concerning an acquisition by Ames of the Company or any of the terms, conditions or other facts with respect thereto (including the status thereof). In the event counsel to Ames does determine that such disclosure is required by law, Ames will provide reasonable notice to the Company in advance of making such disclosure. The term "person" as used in this Agreement will be interpreted broadly to include the media and any corporation, company, group, partnership or other entity or individual.

         If Ames is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena or similar process in a court or as part of any legal or regulatory proceeding) to disclose any of the Evaluation Material, or if such disclosure is needed in connection with the defense of any action, suit, or investigation brought against Ames, Ames will promptly provide the Company with notice of such request or requirement so that the Company may seek an appropriate protective order and/or waive our compliance with provisions of this Agreement. If, in the absence of a protective order or the receipt of a waiver hereunder, Ames or any of its Representatives are nonetheless advised by counsel that they are obliged to disclose any Evaluation Material, Ames or any of such Representatives may without liability hereunder disclose only that portion of the Evaluation material which counsel advises is required to be disclosed, provided that Ames exercises its reasonable efforts to preserve the confidentiality of the Evaluation Material including, without limitation, by cooperating with the Company to obtain an appropriate protective order or other relief assurance that confidential treatment will be accorded the Evaluation Material by the party to which it will be disclosed.

         Provided Ames shall on a timely basis receive all or substantially all of the information requested on the list attached hereto as Exhibit A, which list has been agreed to by the Chief Financial Officer for each of Ames and the Company, for a period of the later of 12 months from the date of the termination of this Agreement or 15 months from the date hereof, neither Ames nor its Representatives shall, without the prior written consent of the Board of Directors of the Company, commence a tender offer or exchange offer for the voting securities of the Company,

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August 21, 1998
Page 3


solicit proxies or other similar attempt to influence the voting of the Company's securities, acquire, offer, finance or seek to propose to acquire or otherwise act to seek a merger, business combination, acquisition of all or substantially all of the assets of the Company, restructuring or recapitalization of the Company, seek to control the management, Board of Directors or policies of the Company, join any other person or group for any of the foregoing purposes or disclose any intention, plan or arrangement to do any of the foregoing, unless there is a public disclosure of a tender offer or similar attempt by a third party to acquire all or substantially all of the voting securities of the Company or substantially all of the assets of the Company. Ames will promptly acknowledge in writing receipt of the information set forth on Exhibit A. In the event Ames believes any such information is missing, it will so notify the Company in writing and provide the Company with a reasonable opportunity to provide the missing information. In the event of a voluntary or involuntary Chapter 11 filing on the part of the Company, the restrictions will apply for such time as the Company has exclusive right to file a plan of reorganization as provided in Title 11 of the U.S. Code, as such period may be extended by the court, and through the period in which the Company has the exclusive right to solicit acceptances of any such plan, provided, however, that at such time as the Company proposes a plan of reorganization that is premised on the sale of all or substantially all of its assets to a third party, then the restrictions on Ames set forth herein will immediately no longer apply (except as to the obligation of Ames to treat information as confidential, which obligation shall continue). In the event of either a voluntary or involuntary Chapter 11 filing, however, in no event will the restrictions on Ames extend beyond the period such restrictions would have been in place but for the Chapter 11 filing.

         Unless otherwise approved in writing by the Company, all inquiries for information about the Company shall be directed only to the Company's Chairman, President and Chief Executive Officer, Chief Financial Offer or its Corporate Counsel. So long as such contacts do not otherwise violate the terms of this agreement, Ames is not precluded from any of its normal contacts with the Company's landlords, suppliers, banks, creditors, stockholders or other third parties doing business with the Company.

         Ames hereby acknowledges that it is aware, and agrees to advise its Representatives, of United States securities laws that relate to persons who possess material non-public information.

         Until the earliest of (i) the consummation by Ames of an acquisition of the Company, (ii) the acquisition of the Company by a third party, or (iii) the later of 12 months following the termination of this Agreement or 15 months from the date hereof, Ames agrees that unless specifically permitted to do so in writing by the Company, it will not initiate contact with any officer or senior-level employee of the Company regarding the business, operations, prospects or finances of the Company nor will Ames initiate or maintain contact with any such officer, director or senior-level employee regarding the employment of any such officer, director or senior-level employee. The term senior-level employee includes, at the Home Office of the Company, Director level and above, in the buying staff, Merchandise Manager and above and in the field, District Manager and above. Ames further agrees it will not specifically target for recruiting and employment non senior-level employees of the Company, including store managers and buyers, although Ames shall not be precluded from hiring such individuals.

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August 21, 1998
Page 4


         Ames acknowledges that the Company reserves the right in its sole discretion to reject any offer or proposal made by Ames and that the Company may terminate this Agreement at any time. In the event that Ames does not proceed with the acquisition which is the subject of this letter within a reasonable time, or upon the request of the Company at any time, Ames shall promptly, as directed by the Company, either destroy or redeliver to the Company all Evaluation Material furnished to Ames by the Company. Notwithstanding the destruction or return of the Evaluation Material or the termination of this Agreement, Ames will still treat the Evaluation Material as confidential in accordance with the terms of this Agreement.

         Ames represents that as of the date hereof it does not own any of the securities or debt of the Company.

         The Company represents 1) that as of the date hereof it has not provided confidential information related to a potential transaction such as the one contemplated herein on more favorable terms (including, but not limited to, stand still and employment matters) to any other party nor is it currently negotiating any other such confidentiality agreement with a third party and 2) that should it execute a confidentiality agreement related to a potential transaction such as the one contemplated herein with a third party at some future date, it would be its intention to not grant more favorable terms with regard to the stand still provisions than that contained in this Agreement.

         It is further understood and agreed that money damages would not be a sufficient remedy for any breach or threatened breach of this Agreement by Ames or any of its Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach or threatened breach, without the necessity of posting any bond or proving that monetary damages would be an inadequate remedy. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity. In the event of litigation relating to this Agreement, the prevailing party shall be entitled to reimbursement for its reasonable legal fees incurred in connection with such litigation, including costs incurred in any appeal therefrom.

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August 21, 1998
Page 5

         Unless earlier terminated in writing by either party hereto, this Agreement shall have a term of one year from the date hereof. The validity and interpretation of this Agreement shall be governed by the law of the State of New York applicable to agreements made and to be fully performed therein.

                                 Sincerely,

                                 AMES DEPARTMENT STORES, INC.



                                 By: /s/ David H. Lissy
                                    -----------------------------------------
                                     David H. Lissy
                                     Senior Vice President
                                     General Counsel


Confirmed and Agreed to
this 21st day of August, 1998


HILLS STORES COMPANY



By: /s/ Gregory K. Raven
   -------------------------------------
    Name:  Gregory K. Raven
    Title: President and Chief
           Executive Officer


HILLS DEPARTMENT STORE COMPANY



By: /s/ Gregory K. Raven
   -------------------------------------
    Name:  Gregory K. Raven
    Title: President and Chief
           Executive Officer